BioHarvest Sciences Reports Record Second Quarter 2024 Financial Results

Q2 2024 Revenue Increased 119% Year-over-Year to Over $6.0 Million, Exceeding Management Guidance

Management Expects Third Quarter 2024 Revenues of at Least $6.5 Million, with a Gross Profit Margin of 52%+

Vancouver, British Columbia and Rehovot, Israel – August 29, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology platform, today announced its financial and operational results for the second quarter ended June 30, 2024.

Second Quarter & Subsequent 2024 Operational Highlights
All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Revenue in the second quarter of 2024 surpassed the $6 million mark for the first time, increasing 119% to $6.03 million, as compared to $2.8 million in the same year-ago quarter, and 13% sequentially from the first quarter of 2024.

•Gross margins in the second quarter of 2024 improved to 52%, as compared to 40% in the same year-ago quarter, driven by ongoing margin optimization efforts. With multiple  active margin optimization initiatives ongoing, Management deems the current profit margin range of 52%-55% to be very sustainable through the end of 2024.

•Total VINIA® subscribers increased by 135% as compared to the same year-ago quarter, with Marketing and Sales spend increasing by 43%.

•Management expects revenues in the third quarter of 2024 to be at least $6.5 million. This number is calculated based on current subscriber renewal rates, current new customer acquisition rates, and current Q3 revenue performance to date.

•Set a new record for monthly sales orders in May 2024 of $2.0M, which was then exceeded by June sales orders. The May sales milestone represented a 101% increase as compared to May 2023. Each of the past five quarters has reported consecutive 10%+ increases in revenue. (See chart below for historical quarterly revenue performance.)

•The Company announced an agreement for a new corporate campus in Yavne, Israel which will consolidate the Company's corporate offices, R&D footprint and a future planned 50-ton production facility under one roof.

•Fortified the Company’s balance sheet through a $4.3 million private placement in June 2024.

•Completed a 35-1 share consolidation to meet listing requirements for the Company’s planned Nasdaq listing in 2024.

•Presented at leading small-cap investor conferences including the Noble Capital Markets Virtual Equity Conference and the Sidoti Small-Cap Conference.

Management Commentary

Ilan Sobel, Chief Executive Officer of BioHarvest, said: "The second quarter of 2024 delivered strong momentum for VINIA® sales, driving a 116% increase in revenue in our Products division. The total revenue of just over $6.0 million exceeded our revenue guidance for the second quarter of 2024 of $5.7-6.0 million. We continued to make significant progress with our recently launched Contract Development and Manufacturing Organization (CDMO) Services Business Unit as well, leveraging our expertise in Botanical Synthesis to develop patentable, plant-based molecules to solve some of the most pressing health and wellness challenges facing the industry today.

"In our Products division, monthly direct-to-consumer revenue growth in our core VINIA® business has resulted in 5 consecutive quarters of 10%+ revenue increases, and in May 2024 we reached the $2 Million monthly sales orders milestone for the first time, representing a 101% increase as compared to May 2023. June sales orders also surpassed that $2 Million mark, and the current year over year sales growth was attributable to strong VINIA® subscription rates, with second quarter U.S. total subscriber counts increasing 135% versus the same quarter in 2023. Revenue was driven by our core nutraceutical capsule business combined with additional ‘VINIA® Inside’ products, such as the recently launched VINIA® Superfood Coffee, which is part of the Hot Beverage line up. Our Direct-to-Consumer sales strategy continues to deliver with a steady increase in both new customers and total subscribers.

“In addition, near term growth will be fueled by our innovation pipeline of “VINIA Inside” products, which already have started to scale impressively. Future product launches include completion of our Hot Beverage Strategy for 2024, with the introduction of Nespresso® compatible coffee pods, and a range of teas, featuring both Breakfast and Green teas, available in both Keurig ® compatible pods and tea bags.

"Ongoing margin optimization initiatives continue to increase efficiencies across the organization, with gross margins at 52% in the second quarter of 2024, compared to 40% in the same period in the prior financial year. We remain focused on further enhancing manufacturing margins as we scale, and on driving further marketing efficiencies in our end-to-end e-commerce value chain.

“During the second quarter, we continued to advance our CDMO division, making exciting progress on our two contracts to develop complex molecules. The first is with a Nasdaq-listed pharmaceutical company to develop specific complex molecules that would form the base of their patented drug development. The second agreement is with a major player in the food nutrition and ingredients industry that contracted BioHarvest to develop unique plant-based molecules for use in the multi-billion dollar* non-nutritive sweetener industry. This business unit also provides another potential avenue towards monetization in the form of royalties on future commercial sales of any molecule we may develop, which could provide a  recurring revenue base over the long term.

"Our Products division continues to deliver record performance and margin improvement, with significant incremental growth potential driven by our near-term product launch roadmap. On the CDMO side, we are making steady progress on our contracted research projects while concurrently building out our future B2B sales pipeline. Looking ahead, I firmly believe we are well positioned to achieve our goal of uplisting to the Nasdaq exchange by year-end and continuing to improve margins, scale production capacity, and bring to market an expanded portfolio of Health and Wellness products,” concluded Sobel.

*The Non Nutritive Sweeteners market is estimated to be $3.98B in 2024 with a CAGR of 5.72% for 2024-2032. Source: https://www.wiseguyreports.com/reports/non-nutritive-sweeteners-market

Second Quarter 2024 Financial Results
All per share figures reflect the Company’s 35-1 share consolidation in June 2024

Total revenues for the second quarter of 2024 increased 119% to $6.0 million – which exceeded management’s prior revenue guidance – as compared to $2.8 million in the second quarter of 2023. The increase was largely attributable to over 100% growth in both new VINIA® customers and in total VINIA® subscribers year-over-year.

Gross profit increased 180% to $3.1 million, or 52% of total revenues, in the second quarter of 2024, as compared to $1.1 million, or 40% of total revenues, in the same year-ago quarter. The increase in gross margin was primarily attributable to the benefits of increased manufacturing scale, improved manufacturing yields, and cost reductions in downstream packaging and delivery costs.

Net loss for the second quarter of 2024 totaled $0.7 million, or $0.04 per basic and diluted share, as compared to a net loss of $2.9 million, or $0.21 per basic and diluted share, in the same year-ago quarter.

Cash and cash equivalents as of June 30, 2024, totaled $5.2 million, as compared to $5.4 million as of December 31, 2023.

August 29, 2024, Shareholder Webinar

Management will host a Marketing and Operational Update webinar at 2:30 p.m. Eastern time, August 29, 2024, to discuss the Company’s second quarter 2024 financial results, provide a corporate update on Product and Marketing initiatives, and conclude with a live Q&A. To participate, please use the following information:

Date:  August 29, 2024

Time: 2:30 p.m. Eastern time

BHSC Q2 2024 Webcast link: https://us02web.zoom.us/webinar/register/8917231191488/WN_4WrSQ2Q7RTW3xboE2tVrjA

All interested media and investors are invited to register. Links to the full recorded webinar will also be distributed to all registrants and will be posted on Company website and social media channels.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. There is no assurance that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. Revenue projections are estimates and there is no assurance will occur when estimated as the timing is dependent on consumer acceptance and cost stability and other factors beyond company control. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well.

Although the Company believes that it will be able to meet the requirements for Nasdaq listing, there is no assurance that a listing will occur as listing will be subject to the company being able to meet listing criteria, including a history of trading at certain price levels, and financial and share distribution requirements. Some of these requirements may be affected by matters beyond the control of the company such as conditions impacting markets generally or changes in requirements.

Note: VINIA® has no affiliation with Keurig Dr. Pepper Inc. or Nespresso®. "Keurig®" and "K-Cup®" are registered trademarks of Keurig Dr. Pepper Inc.

All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director
+1 (604) 622-1186
info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
+1 (949) 259-4987
BHSC@mzgroup.us